Filed by CVS Corporation
pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Caremark Rx, Inc.
Commission File No.: 001-14200

CVS Corporation Underscores Benefits of CVS/Caremark Merger and Strength of Core
Business at Bank of America Consumer Conference

Provides Merger-Related Earnings Accretion and Free Cash Flow Guidance For 2008 and 2009

WOONSOCKET, R.I.— March 13, 2007 — At Bank of America’s 2007 Consumer Conference today in New York City, CVS Corporation (NYSE:CVS) addressed its solid recent performance and key drivers for future growth, as well as the strategic rationale and many anticipated benefits of its pending merger with Caremark Rx, Inc.

“Over the past three years, our sales grew at a compound annual growth rate of 18%, while operating profit and earnings per share increased 19% and 15%, respectively,” stated Tom Ryan, Chairman, President, and Chief Executive Officer of CVS Corporation. “Our pending merger with Caremark should create opportunities for new sources of revenue and earnings growth.”

CVS and Caremark previously announced that they have conservatively estimated annual cost synergies of $500 million. In addition, they expect to achieve between $800 million and $1 billion in incremental revenues in 2008 and significantly more thereafter. The incremental revenues are expected to be generated by the differentiated new offerings that only a drugstore/PBM combination can provide.

Today, the Company provided expectations for free cash flow and diluted earnings per share (EPS) of the combined company.  In 2008, CVS/Caremark is expected to generate more than $3 billion in free cash flow while adding between 8 and 10 cents to diluted EPS.  The Company anticipates even more growth in 2009, with free cash of more than $3.5 billion and diluted EPS accretion of between 14 and 18 cents.

"We look forward to receiving CVS and Caremark shareholder approval for our transformational combination this week, and to closing our merger shortly thereafter," continued Mr. Ryan. "I am confident that this merger will accelerate our growth and look forward with great anticipation to the future of CVS/Caremark Corporation.”

CVS is America's largest retail pharmacy, operating approximately 6,200 retail and specialty pharmacy stores in 43 states and the District of Columbia. With more than 40 years of dynamic growth in the retail pharmacy industry, CVS is committed to being the easiest pharmacy retailer for customers to use. CVS innovatively serves the healthcare needs of all customers through its CVS/pharmacy stores; its online pharmacy, CVS.com; its retail-based health clinic subsidiary, MinuteClinic; and its pharmacy benefit management, mail order and specialty pharmacy subsidiary, PharmaCare. General information about CVS is available through the Investor Relations portion of the Company's website, at http://investor.cvs.com, as well as through the pressroom portion of the Company's website, at www.cvs.com/pressroom.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about CVS and Caremark. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, “will”, “to be”; and any similar expressions and any other statements that are not historical facts, in each case as they relate to CVS or Caremark or to the combined company, the management of either such company or the combined company or the transaction are intended to identify those assertions as forward-looking statements. In making any of those statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements, including, without limitation, statements relating to anticipated accretion, return on equity, cost synergies, incremental revenues and new products and offerings, are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of CVS and Caremark, including macroeconomic condition and general industry conditions such as the competitive environment for retail pharmacy and pharmacy benefit management companies, regulatory and litigation matters and risks, legislative developments, changes in tax and other laws and the effect of changes in general economic conditions, the risk that a condition to closing of the transaction may not be satisfied, the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated and other risks to consummation of the transaction. The actual results or performance by CVS or Caremark or the combined company, and issues relating to the transaction, could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of CVS or Caremark, the combined company or the transaction.

Important Information for Investors and Stockholders

A Registration Statement on Form S-4, containing a joint proxy statement and prospectus relating to the proposed merger of Caremark and CVS, was declared effective by the Securities and Exchange Commission on January 19, 2007. CVS and Caremark urge investors and shareholders to read the joint proxy statement/prospectus and any other relevant documents filed by either party with the SEC because they will contain important information.  Investors and shareholders may obtain the joint proxy statement / prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by CVS will be available free of charge on the investor relations portion of the CVS website at http://investor.cvs.com. Documents filed with the SEC by Caremark will be available free of charge on the investor relations portion of the Caremark website at www.caremark.com.  CVS and certain of its directors and executive officers are participants in the solicitation of proxies from the shareholders of CVS in connection with the merger. A description of the interests of CVS's directors and executive officers in CVS is set forth in the proxy statement for CVS's 2006 annual meeting of shareholders, which was filed with the SEC on March 24, 2006 and in the joint proxy statement/prospectus referred to above. Caremark, and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from its shareholders in connection with the merger. A description of the interests of Caremark's directors and executive officers in Caremark is set forth in the proxy statement for Caremark's 2006 annual meeting of shareholders, which was filed with the SEC on April 7, 2006 and in the joint proxy statement/prospectus referred to above.

Contact:	CVS Corporation
Investor:
Nancy Christal 914-722-4704 Vice President Investor Relations
or
Media:
Eileen Howard Dunn 401-770-4561 Vice President Corporate Communications